Exhibit 4.11

DESCRIPTION OF ADVAXIS, INC.’S SECURITIES

REGISTERED UNDER

SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Common Stock

The following is a summary of certain rights and privileges of the Common Stock of Advaxis, Inc. (“Advaxis,” “we,” or “our”), a corporation organized under the laws of the state of Delaware.

This summary does not purport to be complete. Reference is made to the provisions of Advaxis’ Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), and Advaxis’ Amended and Restated Bylaws (the “Bylaws”) that are filed as exhibits to the Annual Report on Form 10-K to which this is filed as an exhibit. The following also summarizes certain applicable provisions of Delaware law.

Under Advaxis’ Certificate of Incorporation, Advaxis is authorized to issue 170,000,000 shares of Common Stock, par value $0.001 per share (the “Common Stock”), and 5,000,000 shares of “blank check” preferred stock, par value $0.001 per share.

Dividends

Holders of our Common Stock are entitled to receive ratably any dividends declared by our Board of Directors (the “Board”) out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding Preferred Stock (“Preferred Stock”). All outstanding shares are fully-paid and non-assessable.

Conversion Rights

The shares of Common Stock are not convertible into other securities.

Sinking Fund Provisions

Our Common Stock has no sinking fund provisions.

Redemption Provisions

Our Common Stock has no right to redemption.

Voting Rights

The holders of our Common Stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of our Common Stock do not have a cumulative voting right, which means that the holders of more than one-half of the outstanding shares of Common Stock, subject to the rights of the holders of the Preferred Stock, if any, can elect all of our directors, if they choose to do so. In this event, the holders of the remaining shares of Common Stock would not be able to elect any directors. Our Board is not classified.

Except as otherwise required by Delaware law, and subject to the rights of the holders of Preferred Stock, if any, all stockholder action is taken by the vote of a majority of the outstanding shares of Common Stock voting as a single class present at a meeting of stockholders at which a quorum consisting of one-third of the outstanding shares of Common Stock is present in person or proxy.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of Common Stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities and applicable distribution to the holders of our Preferred Stock (if any outstanding).

Preemption Rights

Our Common Stock has no right to preemption.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date the stockholder became an interested stockholder, unless:

●	prior to such date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) those shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
●	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual meeting or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation, or an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of a corporation at any time within three years prior to the time of determination of interested stockholder status; and any entity or person affiliated with or controlling or controlled by such entity or person.

These statutory provisions could delay or frustrate the removal of incumbent directors or a change in control of our company. They could also discourage, impede, or prevent a merger, tender offer, or proxy contest, even if such event would be favorable to the interests of stockholders.

Certificate of Incorporation and Bylaws Provisions

Our Certificate of Incorporation and Bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. In particular, the Certificate of Incorporation and Bylaws, as applicable, among other things:

●	provide our Board with the ability to alter its Bylaws without stockholder approval; and
●	provide that vacancies on our Board may be filled by a majority of directors in office, although less than a quorum.

Such provisions may have the effect of discouraging a third party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of Advaxis. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Advaxis outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

Stock Exchange Listing

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “ADXS.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Continental Stock Transfer and Trust Company, 17 Battery Place, 8th Floor, New York, NY 10004.

Preferred Share Purchase Rights

The Company is a party to that certain Rights Agreement, dated as of September 29, 2020 (the “Rights Agreement”), by and between the Company and Continental Stock Transfer and Trust Company, as Rights Agent (the “Rights Agent”). Pursuant to the Rights Agreement, the Board declared a dividend of one preferred share purchase right (each, a “Right”) for each outstanding share of common stock, par value $0.001, of the Company (each, a “Common Share” and, collectively, the “Common Shares”). The Rights are distributable to stockholders of record as of the close of business on October 12, 2020 (the “Record Date”). One Right also will be issued together with each Common Share issued by the Company after October 12, 2020, but before the Distribution Date (as defined below) (or the earlier redemption or expiration of the Rights) and, in certain circumstances, after the Distribution Date.

Generally, the Rights Agreement works by causing substantial dilution to any person or group that acquires beneficial ownership of ten percent (10%) or more of the Common Shares without the approval of the Board. As a result, the overall effect of the Rights Agreement and the issuance of the Rights may be to render more difficult or discourage a merger, tender or exchange offer or other business combination involving the Company that is not approved by the Board. The Rights Agreement is not intended to interfere with any merger, tender or exchange offer or other business combination approved by the Board. The Rights Agreement also does not prevent the Board from considering any offer that it considers to be in the best interest of its stockholders.

The following is a summary description of the Rights and material terms and conditions of the Rights Agreement. This summary is intended to provide a general description only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Rights Agreement, a copy of which is filed as Exhibit 4.10 to the Annual Report on Form 10-K to which this is filed as an exhibit. All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Rights Agreement.

The Rights

Subject to the terms, provisions and conditions of the Rights Agreement, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one one-thousandth of a share of a newly-designated series of preferred stock, Series C Junior Participating Preferred Stock, par value $0.001 per share, of the Company (each, a “Series C Preferred Share” and, collectively, the “Series C Preferred Shares”), at an exercise price of $1.95 per one one-thousandth of a Series C Preferred Share, subject to adjustment (the “Exercise Price”). If issued, each one one-thousandth of a Series C Preferred Share would give the stockholder approximately the same dividend, voting and liquidation rights as does one Common Share. However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including, without limitation, any dividend, voting or liquidation rights. A copy of the Certificate of Designation of Series C Junior Participating Preferred Stock (the “Series C Certificate of Designation”) that the Company intends to file with the Secretary of State of the State of Delaware on September 29, 2020 to designate the Series C Preferred Shares is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Initial Exercisability

Initially, the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the Common Shares. Until the Rights separate from the Common Shares and become exercisable (or the earlier redemption or expiration of the Rights), the Rights will be evidenced by Common Share certificates, Rights relating to any uncertificated Common Shares that are registered in book entry form will be represented by a notation in book entry on the records of the Company, and the surrender for transfer of any Common Shares will also constitute the transfer of the associated Rights.

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Shares and become exercisable following the earlier to occur of (i) the tenth (10th) business day (or such later date as may be determined by the Board) after the day on which a public announcement or filing with the Securities and Exchange Commission (the “SEC”) is made indicating that a person has become an Acquiring Person (as defined below) or that discloses information that reveals the existence of an Acquiring Person (the “Shares Acquisition Date”), or (ii) the tenth (10th) business day (or such later date as may be determined by the Board) after the commencement by any person (other than certain exempted persons) of, or the first public announcement of the intent of any person (other than certain exempted persons) to commence, a tender or exchange offer by or on behalf of a person, the successful consummation of which would result in any person (other than certain exempted persons) becoming an Acquiring Person, irrespective of whether any shares are actually purchased or exchanged pursuant to such offer (the earlier of these dates is called the “Distribution Date”).

After the Distribution Date, separate rights certificates will be issued and the Rights may be transferred other than in connection with the transfer of the underlying Common Shares unless and until the Board has determined to effect an exchange pursuant to the Rights Agreement (as described below).

Acquiring Person

Under the Rights Agreement, an Acquiring Person is any person who or that, together with all Affiliates and Associates (as defined in the Rights Agreement) of such person, from and after the first public announcement by the Company of the adoption of the Rights Agreement, is or becomes the beneficial owner of ten percent (10%) or more of the Common Shares outstanding, subject to various exceptions. For purposes of the Rights Agreement, beneficial ownership is defined to include the ownership of derivative securities.

The Rights Agreement provides that an Acquiring Person does not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or any subsidiary of the Company, or any person organized, appointed, or established to hold Common Shares pursuant to any employee benefit plan of the Company or for the purpose of funding any such plan.

The Rights Agreement also provides that the following persons shall not be deemed an Acquiring Person thereunder: (i) any person who becomes the beneficial owner of ten percent (10%) or more of the shares of Common Stock of the Company then outstanding solely as a result of the initial grant or vesting of any options, warrants, rights or similar interests (including restricted shares and restricted stock units) by the Company to its directors, officers and employees pursuant to any employee benefit or stock ownership plan of the Company, or the acquisition of shares of Common Stock of the Company upon the exercise or conversion of any such securities so granted; (ii) any person who as the result of an acquisition of shares of Common Stock by the Company (or any subsidiary of the Company, or any person organized, appointed, established or holding shares of Common Stock of the Company for or pursuant to the terms of any such plan) that, by reducing the number of shares of Common Stock of the Company outstanding, increases the proportionate number of shares of Common Stock of the Company beneficially owned by such person to ten percent (10%) or more of the Common Shares then outstanding; (iii) any person who or that became the beneficial owner of ten percent (10%) or more of the Common Shares then outstanding as a result of the acquisition of Common Shares directly from the Company; or (iv) any person who or that would otherwise be an Acquiring Person who or that the Board determines had become such inadvertently (including, without limitation, because (A) such person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such person to be an “Acquiring Person,” or (B) such person was aware of the extent of its beneficial ownership of Common Shares but had no actual knowledge of the consequences of such beneficial ownership under the Rights Agreement), and who or that thereafter within five (5) business days of being requested by the Company, reduces such person’s beneficial ownership to less than ten percent (10%) of the Common Shares then outstanding.

“Grandfathering” of Existing Holders

The Rights Agreement also provides that any person who beneficially owned ten percent (10%) or more of the Common Shares immediately prior to the first public announcement by the Company of the adoption of the Rights Agreement (each a “Grandfathered Person”), shall not be deemed to be an “Acquiring Person” for purposes of the Rights Agreement unless and until a Grandfathered Person becomes the beneficial owner of one or more additional Common Shares after the first public announcement by the Company of the adoption of the Rights Agreement (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares, pursuant to a split, reclassification or subdivision of the outstanding Common Shares or pursuant to the acquisition of beneficial ownership of Common Shares upon the vesting or exercise of any option, warrants or other rights, or upon the initial grant or vesting of restricted stock, granted or issued by the Company to its directors, officers and employees, pursuant to a compensation or benefits plan or arrangement adopted by the Board). However, if upon acquiring beneficial ownership of one or more additional Common Shares at any time after the first public announcement by the Company of the adoption of the Rights Agreement, the Grandfathered Person does not, at such time, beneficially own ten percent (10%) or more of the Common Shares then outstanding, the Grandfathered Person will not be treated as an “Acquiring Person” for purposes of the Rights Agreement.

Flip-In Trigger

If a person becomes an Acquiring Person, then, following the occurrence of the Distribution Date and subject to the terms, provisions and conditions of the Rights Agreement, each Right will entitle the holder thereof to purchase from the Company, upon payment of the Exercise Price, in lieu of a number of one one-thousandths of a Series C Preferred Share, a number of Common Shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in the preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will become null and void and nontransferable.

Flip-Over Trigger

If, after an Acquiring Person obtains beneficial ownership of ten percent (10%) or more of the Common Shares, (i) the Company merges into another entity, (ii) an acquiring entity merges into the Company, or (iii) the Company sells or transfers more than fifty percent (50%) of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, upon payment of the Exercise Price, in accordance with the terms of the Rights Agreement, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Redemption of the Rights

At any time until the close of business on the tenth (10th) business day after the Shares Acquisition Date (or, if the tenth (10th) business day after the Shares Acquisition Date occurs before the Record Date, the close of business on the Record Date), or thereafter under certain circumstances, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The Redemption Price may be paid in cash, Common Shares or other forms of consideration, as determined by the Board, in the exercise of its sole discretion. The redemption of the Rights may be made effective at such time, on such basis and subject to such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price without any interest thereon.

Exchange of the Rights

At any time after any person becomes an Acquiring Person, and prior to the acquisition by any person of beneficial ownership of fifty percent (50%) or more of the Common Shares, the Board may, at its option, cause the Company to exchange all or part of the then outstanding and exercisable Rights (other than Rights held by the Acquiring Person or any Affiliate or Associate thereof, which would have become null and void and nontransferable in accordance with the terms of the Rights Agreement), in whole or in part, for Common Shares at an exchange ratio (subject to adjustment) of one Common Share for each Right.

In any exchange of the Rights pursuant to the Rights Agreement, the Company, at its option, may, and to the extent there are an insufficient number of authorized Common Shares not reserved for any other purpose to exchange for all of the outstanding Rights, shall, substitute preferred stock or other securities of the Company for some or all of the Common Shares exchangeable for Rights such that the aggregate value received by a holder of Rights in exchange for each Right is substantially the same value as one Common Share. The exchange of the Rights by the Board may be made effective at such time, on such basis, and subject to such conditions as the Board in its sole discretion may establish. Immediately upon the action of the Board authorizing the exchange of the Rights, the right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Common Shares or other consideration issuable in connection with the exchange.

Expiration of the Rights

The Rights and the Rights Agreement will expire upon the earliest to occur of (i) the date on which all of the Rights are redeemed, (ii) the date on which the Rights are exchanged, and (iii) the close of business on September 28, 2021.

Amendment of Rights Agreement

Except as otherwise provided in the Rights Agreement, the Company, by action of the Board, may from time to time, in its sole and absolute discretion, supplement or amend any provision of the Rights Agreement in any respect without the approval of any holders of Rights, including, without limitation, in order to (i) cure any ambiguity in the Rights Agreement, (ii) correct or supplement any provision contained in the Rights Agreement that may be defective or inconsistent with any other provisions contained therein, (iii) shorten or lengthen any time period in the Rights Agreement, or (iv) otherwise change, amend, or supplement any provisions in the Rights Agreement in any manner that the Company may deem necessary or desirable; provided, however, that from and after such time as any person becomes an Acquiring Person, the Rights Agreement may not be supplemented or amended in any manner that would adversely affect the interests of the holders of Rights (other than Rights that have become null and void pursuant to the Rights Agreement) as such or cause the Rights Agreement to become amendable other than in accordance with the terms of the Rights Agreement. Without limiting the foregoing, the Company, by action of the Board, may at any time before any person becomes an Acquiring Person amend the Rights Agreement to make the provisions of the Rights Agreement inapplicable to a particular transaction by which a person might otherwise become an Acquiring Person or to otherwise alter the terms and conditions of the Rights Agreement as they may apply with respect to any such transaction.

Rights of Holders

Until a Right is exercised, a Right does not give its holder any rights as a stockholder of the Company, including, without limitation, any dividend, voting or liquidation rights.

Anti-Dilution Provisions

The Board may adjust the Exercise Price, the number of Series C Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split or a reclassification of the Series C Preferred Shares or Common Shares.

With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least one percent (1%) of the Exercise Price. No fractional Series C Preferred Shares will be issued other than fractions that are integral multiples of one one-thousandth of a share and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Series C Preferred Shares.

Tax Consequences

The adoption of the Rights Agreement and the subsequent distribution of the Rights to stockholders should not be a taxable event for the Company or its stockholders under presently existing U.S. federal income tax laws. However, if the Rights become exercisable or if the Rights are redeemed, stockholders may recognize taxable income, depending on the circumstances then existing.

Accounting Treatment

The distribution of the Rights as a dividend to the Company’s stockholders is not expected to have any financial accounting or reporting impact. The fair value of the Rights is expected to be zero when they are distributed because the Rights will be “out of the money” when distributed and no value should be attributable to them. Additionally, the Rights do not meet the definition of a liability under generally accepted accounting principles in the United States and are therefore not accounted for as a long-term obligation.

Authority of the Board

When evaluating decisions relating to the redemption of the Rights or any amendment to the Rights Agreement to delay or prevent the Rights from detaching and becoming exercisable as a result of a particular transaction, pursuant to the Rights Agreement, the Board, or any future board of directors, would not be subject to restrictions such as those commonly known as “dead-hand,” “slow-hand,” “no-hand,” or similar provisions.

Certain Anti-Takeover Effects

The Rights are not intended to prevent a takeover of the Company and should not interfere with any merger or other business combination approved by the Board. However, the Rights may cause substantial dilution to a person or group that acquires beneficial ownership of ten percent (10%) or more of the issued and outstanding Common Shares (which includes for this purpose stock referenced in derivative transactions and securities) without the approval of the Board.

SEC Registration

Since the Rights are not exercisable immediately, registration with the SEC of the Series C Preferred Shares issuable upon exercise of the Rights is not required until the Rights become exercisable.